SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL (212) 574-1200	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20005 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

June 8, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pradip Bhaumik
Special Counsel
Office of Global Security Risk

Re:	TORM A/S
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 0-49650

Dear Mr. Bhaumik:

TORM A/S (the "Company") filed its annual report on Form 20-F for the fiscal year ended December 31, 2011 (the "Annual Report") with the Securities and Exchange Commission (the "SEC") on April 30, 2012.  By letter dated May 25, 2012 (the "Comment Letter"), the staff of the SEC (the "Staff") provided comments to the Annual Report.

This letter responds to the Staff's comments set forth in the Comment Letter, the relevant text of which is reproduced below in bold.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the United States or other governments, that could adversely affect our reputation, page 5.

1.
You note that Cuba, Iran, Sudan, and Syria are identified by the United States government as state sponsors of terrorism and state that your vessels may call on ports located in countries identified by the United States government as state sponsors of terrorism. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries or other direct or indirect arrangements, since your letter to us dated September 9, 2009. Include in your response a description of any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities owned or controlled by the governments of those countries. Tell us also whether any vessels that you own, operate, or charter have provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

The Company is a Danish shipping company founded in 1889 under the Danish Companies Act that is engaged primarily in the ownership and operation of product tankers and dry bulk carriers. The Company's product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. The Company's dry bulk vessels carry dry commodities such as coal, iron ore and grain.  The Company provides transportation services worldwide by utilizing a fleet of vessels that it owns, charters-in on short and long-term time charters or commercially manages as the manager of a pool (collectively, the "Vessels").  The Company also charters out some of the Vessels to third party charterers.

Securities and Exchange Commission
June 8, 2012

From September 9, 2009 through and including May 31, 2012, certain Vessels called on ports in Cuba, Iran, Sudan and Syria approximately 43 times, or approximately 14 calls per year.  These 43 calls were made at the direction of third party charterers not affiliated with the Company.  These calls represent less than one percent of the total calls made by the Vessels during the period indicated.  Cargo revenues related to these calls were earned by the unaffiliated third party charterers that paid a fixed hire rate to the Company for the use of the Vessels.

The Company had no other direct or indirect contacts with the governments of Cuba, Iran, Sudan and Syria or entities controlled by those governments.  The Company believes its contacts with Cuba, Iran, Sudan and Syria were immaterial because only a very limited percentage of the Company's port calls were made in Cuba, Iran, Sudan and Syria, and, to the best of the Company's knowledge, no U.S. persons or U.S.-origin goods were involved in any of these calls. The Company expects that its future contacts with Cuba, Iran, Sudan and Syria will continue to be immaterial.

2.
You said in your 2009 letter that you expected your future contacts with Iran, Sudan, and Syria would "continue to be immaterial." Also, we are aware of several news reports since that letter stating that your vessels called on ports in terrorism-sponsoring countries. Please represent to us that in future filings that include this risk factor, you will delete the word "If" in the risk factor caption and the word "may" in the second sentence of the risk factor disclosure if your vessels in fact call on ports in countries that are designated by the U.S. government as state sponsors of terrorism.

In response to the Staff's comment, the Company will revise its future filings as proposed by the Staff.

3.
You state in the risk factor that, among other things, the Comprehensive Iran Sanctions and Divestment Act of 2010 "expands the application of the prohibitions [of the Iran Sanctions Act] to companies, such as ours ...." The statement appears to be incomplete, perhaps missing the word "shipping" before "companies." Please advise, and represent to us that in future filings that include the risk factor you will make appropriate revision to the text of the risk factor.

In response to the Staff's comment, the Company will revise its future filings as proposed by the Staff.

4.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Securities and Exchange Commission
June 8, 2012

During the years ended December 31, 2009, 2010 and 2011 and the subsequent period from January 1, 2012 through and including May 31, 2012, the Company’s revenues related to the Vessels that called on ports located in Cuba, Iran, Sudan and Syria are summarized below:

		VESSEL REVENUES (1)
LOAD/DISCHARGE NATION	NUMBER OF PORT CALLS	2009	2010	2011	2012 (2)
CUBA	12			$8,174.707	$6,886,837

IRAN	20	$8,009,363	$972,966	$325,000

SUDAN	5			$2,365,000	$880,000

SYRIA	6		$1,511,842
Totals	43	$8,009,363	$2,484,808	$10,864,707	$7,766,837

Total Operating Revenues		$862,251,000	$856,075,000	$1,305,208,000	$517,660,000 (3)

% of Total Operating Revenues		0.93%	0.29%	0.83%	1.50% (3)

(1) Vessel Revenues represent 100% of revenues generated by certain Vessels (which includes unaffiliated third party vessels the Company commercially manages as pool manager) in connection with calls on ports located in Cuba, Iran, Sudan and Syria.

(2) For the period from January 1, 2012 through and including May 31, 2012.

(3) Total Operating Revenues for 2012 are calculated using the total operating revenues for the period from January 1, 2012 to March 31, 2012 (the date of latest published financial results) and have been pro-rated to include the subsequent period from April 1, 2012 through to May 31, 2012. Total Operating Revenues include only the Company’s proportionate earnings from the pools it commercially manages.

The Vessels that called on ports located in Cuba, Iran, Sudan and Syria generated approximately 0.9%, 0.3%, 0.8% and 1.5% of the Company's total operating revenues for the years ended December 31, 2009, 2010 and 2011 and the subsequent period from January 1, 2012 through and including May 31, 2012, respectively.  Accordingly, the Company believes its contacts with Cuba, Iran, Sudan and Syria are quantitatively immaterial.

The Company's equity securities are currently listed for trading on both the Nasdaq Global Select Market and the Copenhagen Stock Exchange.  The Company believes that U.S. investors in general, and its shareholders in specific, have become familiar with the international energy markets in which the supply of oil by ship to industrial countries such as the United States, the nations of the European Union, India, China and Japan plays a key role. The Company believes that U.S. investors in the energy industry understand that sources of oil include Cuba, Iran, Sudan and Syria.  Insofar as the Company, a non-U.S. person, is concerned, the Company believes that U.S. investors understand that OFAC regulations permit many U.S. companies to do business with Cuba, Iran, Sudan and Syria through foreign subsidiaries.

The Company has concluded that the revenues earned in connection with certain Vessels that called on ports located in Cuba, Iran, Sudan and Syria were both quantitatively immaterial to its business and qualitatively immaterial to its reputation and share price. In addition, the Company in reaching this conclusion believes that investors understand that in order to meet its obligations under charters for the Vessels, the Company is required to pay port fees, which is a normal commercial arrangement in the shipping industry.

Insofar as payments made by time charterers of the Vessels to Cuban, Iranian, Sudanese and Syrian authorities are concerned, the Company has also concluded that these are qualitatively immaterial to the Company’s reputation and share price. The Company’s considerations have included the following: (i) The Company has no knowledge of what its time charterers pay to Cuban, Iranian, Sudanese and Syrian authorities, (ii) the Company has no control over payments made by its charterers to Cuban, Iranian, Sudanese and Syrian authorities, (iii) the Company’s charterers are not subject to U.S. regulations in chartering the Vessels and then directing those Vessels to Cuban, Iranian, Sudanese and Syrian ports to load Cuban, Iranian, Sudanese and Syrian oil cargoes, and (iv) the Company under the terms of those charters has no right to refuse to take Cuban, Iranian, Sudanese and Syrian oil cargoes.

The Company notes the Staff's comments that a number of states, universities and other investors have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism. The Staff states that the Company's materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Cuba, Iran, Sudan, or Syria.

As the Company's business contacts with Cuba, Iran, Sudan and Syria have been so minor in scope, and, to the best of the Company's knowledge, these contacts did not involve any U.S. persons or U.S.-origin goods, the Company does not believe that such contacts are qualitatively and quantitatively material to a reasonable investor's investment decision. In addition, the Company does not believe that its minor contacts constitute doing business with Cuba, Iran, Sudan or Syria.

Securities and Exchange Commission
June 8, 2012

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, or Keith Billotti at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

TORM A/S
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

June 8, 2012
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pradip Bhaumik
Special Counsel
Office of Global Security Risk

Re:	TORM A/S
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 0-49650

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	TORM A/S (the "Company") is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

TORM A/S

By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Chief Executive Officer